





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANNON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

649 SOUTH MILLEDGE AVE., SUITE 6
(No. and Street)

ATHENS	GA	30605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Dixon
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE, COLSON, & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

1640 POWERS FERRY RD., BLDG 11, ST 300	MARIETTA	GA	30067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>KELLY DIXON</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>CANNON SECURITIES, INC.</u> , as of <u>DECEMBER 31</u> , 20 <u>16</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



<u>Signature</u>

<u>CCO</u>
Title





Notary Public   Expires:11/11/18

This report ** contains (check all applicable boxes

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

CANNON SECURITIES, INC.

Table of Contents

MOORE COLSON
CPAs and Advisors

energy . insight . growth

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

We have audited the accompanying statement of financial condition of Cannon Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Cannon Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cannon Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Cannon Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cannon Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 28, 2017

Moore Colson CPAs and Advisors

1640 powers ferry road • governor's ridge • building 11 • suite 300 • marietta, ga 30067 • www.moorecolson.com • p 770.989.0028 • f 770.989.0201

member of PrimeGlobal | An Association of Independent Accounting Firms

CANNON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:

Cash	$ 176,510
Accounts receivable	104,008
Other	2,306
TOTAL	$ 282,824

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$ 3,997
Accounts payable - related party	68,180
Commissions payable	52,004
Total current liabilities	124,181

SHAREHOLDERS' EQUITY:

Common stock	50,000
Additional paid-in capital	20,000
Treasury stock	(50,000)
Retained earnings	138,643
Total shareholders' equity	158,643
TOTAL	$ 282,824

See accompanying notes to financial statements and report of independent registered public accounting firm.

- 1 -

CANNON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	$ 892,078
OPERATING EXPENSES:	
Commissions	436,049
Shareholders' compensation	39,873
General and administrative expenses	109,926
Professional services	60,077
Occupancy	21,740
Total expenses	667,665
NET INCOME	$ 224,413

See accompanying notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL SHAREHOLDERS EQUITY
Balances at December 31, 2015	$ 50,000	$ 20,000	$ (50,000)	$ 165,230	$ 185,230
Net income	-	-	-	224,413	224,413
Distributions to shareholders	-	-	-	(251,000)	(251,000)
Balances at December 31, 2016	$ 50,000	$ 20,000	$ (50,000)	$ 138,643	$ 158,643

See accompanying notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	224,413
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Accounts receivable		18,963
Other current assets		(385)
Accounts payable		43
Accounts payable - related party		28,425
Commissions payable		(9,482)
NET CASH PROVIDED BY OPERATING ACTIVITIES		261,977
CASH FLOWS FROM FINANCING ACTIVITIES -		
Distributions to shareholders		(251,000)
NET INCREASE IN CASH		10,977
CASH, BEGINNING OF THE YEAR		165,533
CASH, END OF THE YEAR	$	176,510

See accompanying notes to financial statements and report of independent registered public accounting firm.

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    A.   Nature of Business

        Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

    B.   Estimates

        Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

    C.   Cash

        The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash. The Company maintains balances in financial institutions that at times may exceed the amounts that are insured by the Federal Deposit Insurance Corporation.

    D.   Accounts Receivable

        The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2016, management has reviewed the status of accounts receivable and determined that an allowance for doubtful accounts is not necessary.

    E.   Revenue Recognition

        The Company's revenue consists of commissions earned on customer balances and investments made. Revenue is recognized as services are provided. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    F. Income Taxes

        The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholders. Therefore, no income tax provision has been recorded in the accompanying financial statements.

        The Company has not identified any unsubstantiated tax positions that would require provision of a liability under Accounting Standards Codification Topic 740, "Income Taxes."

    G. Subsequent Events

        Subsequent events have been evaluated through February 28, 2017, which is the date the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS

    The Company is affiliated with Cannon Financial Strategists, Inc. ("CFS") through common ownership. The Company has an expense sharing agreement with CFS. Expenses related to this agreement totaled $96,174 for the year ended December 31, 2016 and are included in shareholders' compensation, general and administrative and occupancy expenses in the accompanying statement of operations. Accounts payable related to the expense sharing agreement totaled $8,281 as of December 31, 2016.

    At December 31, 2016, $26,346 was due to CFS for expenses incurred on behalf of the Company.

    The Company entered into a management agreement with a shareholder in 2011. The shareholder is compensated based upon the aggregate net income of the Company and CFS. Expenses related to this agreement totaled approximately $33,553 for the year ended December 31, 2016 and are included in shareholders' compensation in the accompanying statement of operations. Management fees payable to the shareholder of $33,553 are included in accounts payable - related party at December 31, 2016.

CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

3. CONCENTRATIONS

For the year ended December 31, 2016, substantially all revenues were derived from commissions earned on customer accounts held at two financial institutions. Almost all accounts receivable as of December 31, 2016 was due from these two financial institutions.

For the year ended December 31, 2016, revenues earned from four customers' accounts totaled approximately $575,666 or 65% of the Company's total revenue. Accounts receivable related to these customers totaled approximately $86,553 or 83% of total accounts receivable at December 31, 2016.

4. COMMON STOCK

At December 31, 2016, the Company has 100,000 shares of $-1- par value common stock authorized, with 50,000 shares issued and 49,250 outstanding.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Rule requires the Company to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016, the Company had net capital of $104,333, which exceeded the minimum net capital requirement of $8,279 by $96,054. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 1.19 to 1.

SUPPLEMENTARY INFORMATION

CANNON SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL:

Total shareholders' equity	$	158,643

Deduct non-allowable assets:

Accounts receivable		52,004
Other current assets		2,306
Net capital	$	104,333

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Accounts payable	$	72,177
Commissions payable		52,004
Total aggregate indebtedness	$	124,181

COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT:

Net capital	$	104,333

Minimum net capital to be maintained

(greater of $5,000 or 6⅔% of total aggregate indebtedness)

		8,279
Net capital in excess of requirement	$	96,054

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Pursuant to Rule 17a-5(d)(2), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (exemption)
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (exemption)
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

energy . insight . growth

MOORE COLSON

CPAs and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Cannon Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cannon Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provision") and (2) Cannon Securities, Inc. stated that Cannon Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cannon Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cannon Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 28, 2017

Moore Colson CPAs and Advisors

1640 powers ferry road • governor's ridge • building 11 • suite 300 • marietta, ga 30067 • www.moorecolson.com • p 770.989.0028 • f 770.989.0201

member of **PrimeGlobal** | *An Association of Independent Accounting Firms*

Cannon Securities, Inc.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 28, 2017

Moore Colson
1640 Powers Ferry Road
Building 11, Suite 300
Marietta, GA 30067

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Cannon Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph (k)(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Kelly Dixon

Title: Chief Compliance Officer